EXHIBIT 99.1

Medigus Ltd.

("Company")

June 2, 2015

Israel Securities Authority	Tel-Aviv Stock Exchange

www.isa.gov.il	www.tase.co.il

Re: Immediate Report

The Company Re-awarded to Supply Miniature Video Cameras for NASA’s Space System

The Company hereby announces that on June 2, 2015, it received a notice accompanied by a signed contract from the National Aeronautics and Space Administration ("NASA"), according to which the Company was chosen to provide NASA with miniature video cameras and advanced video processing equipment (the "Order"). The Order is in consideration for US$500,000, subject to meeting certain milestones. The Company's bid was selected following NASA's publication of its requirements and request for bids from other suppliers.

The cameras were ordered in connection with a NASA project known as the "Robotic Refueling Mission (RRM)". This project's purpose is to examine a robotic system's capability to refuel and repair satellites in orbit. In July 2011, an experiential robotic system was shipped to the International Space Station (ISS), following which experiments on refueling and repairs using robotic tool sets were performed.

For additional details regarding this project, see NASA's website:

http://www.nasa.gov/mission_pages/station/research/news/RoboticRefueling_Mission.html

In July 2014, an additional robotic system, equipped with advanced visual inspection capabilities and known as the Visual Inspection Poseable Invertebrate Robot (VIPIR), was shipped to the International Space Station. This robotic system is designated to inspect satellites' internal systems by inserting a tube (borescope) equipped with a lightning device and adjustable miniature video cameras, manufactured by the Company, on its tip. This robotic system is designated to enable delicate and accurate operations, which require visual control.

As part of the Order, the Company will develop specially for NASA custom designed cameras based on CMOS sensors, in accordance with NASA’s requirements. Such cameras will be supplied to NASA for implementation in the next generation of the Visual Inspection Poseable Invertebrate Robot described above.

This accomplishment is due to the Company's long lasting experience in the field of miniature video cameras and video processing technology, while utilizing its capabilities in the field of medical endoscopy. Furthermore, the Company was selected again by NASA to supply the miniature video cameras following NASA's examinations of the capabilities and robustness of the cameras manufactured by the Company. NASA's award indicates NASA's satisfaction with the quality of these products.

Sincerely, Medigus Ltd. By: Christopher Rowland Chief Executive Officer and Director